Exhibit 99.4

STELLAR BIOTECHNOLOGIES, INC.

CODE OF ETHICS AND BUSINESS CONDUCT

As Adopted by the Board on June 3, 2014

1. Introduction.

The Board of Directors (the “Board”) of Stellar Biotechnologies, Inc. (together with its subsidiaries, the “Company”) has adopted this Code of Ethics and Business Conduct (the “Code”), which is applicable to all directors, officers and employees of the Company.  The purpose of this Code is to:

(a)	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)
promote the full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) or to the TSX Venture Exchange (“TSX-V”), and in all other public communications made by the Company;

(c)	promote compliance with applicable governmental laws, rules and regulations of both the United States and Canada;

(d)	promote fair dealing practices;

(e)	deter wrongdoing;

(f)	require prompt internal reporting of violations of the Code to an appropriate person or persons identified in this Code; and

(g)	require accountability for adherence to this Code.

All directors, officers and employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below in Section 13, “Reporting and Enforcement.”

This Code may be amended only by unanimous resolution of the Board.

2. Honest, Ethical and Fair Conduct.

The Company’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

Each director, officer and employee of the Company must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job.

Each director, officer and employee must:

(a)	Act with integrity, including being honest and candid while still maintaining the confidentiality of information relating to the affairs of the Company.

(b)
Safeguard the confidentiality of information relating to the affairs of the Company acquired in the course of their service as directors, officers and employees, by keeping it secure, limiting access to those who have a need to know in order to do their job, and avoiding discussion of confidential information in public areas. The obligation to preserve the Company’s confidential information is ongoing, even after service to the Company ends.

(c)	Observe all applicable governmental laws, rules and regulations.

(d)
Comply with the requirements of applicable accounting and auditing standards, as well as Company policies, in the maintenance of a high standard of accuracy and completeness in the Company’s financial records and other business-related information and data.

(e)	Adhere to a high standard of business ethics and not seek competitive advantage through unlawful or unethical business practices.

(f)	Deal fairly with the Company’s customers, suppliers, competitors and employees.

(g)	Refrain from taking advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

(h)	Protect the assets of the Company and ensure their proper use.

(i)
Refrain from taking for themselves personally opportunities that are discovered through the use of corporate assets or using corporate assets, confidential information or position for general personal gain outside the scope of employment with the Company.

3. Conflicts of Interest.

3.1           A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

Examples of conflict of interest situations include, but are not limited to, the following:

•	any significant ownership interest in any supplier or customer;

•	any consulting or employment relationship with any customer, supplier or competitor;

•	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

•	the receipt of any money, non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;

•	being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any close relative;

•	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell; and

•
any other circumstance, event, relationship or situation in which the personal interest of a person subject to this Code interferes – or even appears to interfere – with the interests of the Company as a whole.

3.2           Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or executive officer are expressly prohibited.

3.3           Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in this Section. Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their supervisor or the Company’s Chief Financial Officer. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the Chief Financial Officer with a written description of the activity and seeking the Chief Financial Officer’s written approval. If the supervisor is himself involved in the potential or actual conflict, the matter should instead be discussed directly with the Chief Financial Officer. Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee of the Board (the “Audit Committee”).

4. Compliance.

4.1           Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

4.2           Although not all employees, officers and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Chief Financial Officer.

5. Disclosure.

5.1           The Company strives to ensure that the contents of and the disclosures in the reports and documents that the Company files with the SEC and TSX-V, and all other public communications shall be full, fair, accurate, timely and understandable in accordance with applicable disclosure standards, including standards of materiality, where appropriate.  Each person must:

(a)
not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators, self-regulating organizations and other governmental officials, as appropriate; and

(b)	in relation to his or her area of responsibility, properly review and critically analyze proposed disclosure for accuracy and completeness.

5.2           Each director, officer and employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

5.3           Each director, officer and employee who is involved in the Company’s disclosure process must:

(a)	be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

(b)
take all necessary steps to ensure that all filings with the SEC, the TSX-V, and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

5.4           Each person must promptly bring to the attention of the Chairman of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal and/or disclosure controls which could adversely affect the Company’s ability to record, process, summarize and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

6. Confidentiality.

Directors, officers and employees should maintain the confidentiality of information entrusted to them by the Company or by its customers, suppliers or partners, except when disclosure is expressly authorized or legally required. Confidential information includes all non-public information (regardless of its source) that might be of use to the Company’s competitors or harmful to the Company or its customers, suppliers or partners if disclosed.

7. Fair Dealing.

Each director, officer and employee must deal fairly with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job. No director, officer or employee may take unfair advantage of anyone through manipulation, concealment, abuse or privileged information, misrepresentation of facts or any other unfair dealing practice.

8. Competitors.

Directors, officers and employees are not permitted to discuss prices or make formal or informal arrangements with any competitor regarding prices, discounts, business terms, or market segments and channels in which the Company competes where the purpose or result of such discussion or agreement would be inconsistent with applicable antitrust laws.

9. Insider Trading.

Directors, officers, and employees who have access to confidential information relating to the Company are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business.  All non-public information about the Company should be considered confidential information.  To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical and against Company policy, it is also illegal.

Insider trading rules are strictly enforced, even in instances when the financial transactions seem small.  The Company’s Insider Trading Policy governs trading in securities of the Company, and all directors, officers and employees are expected to review and following the Policy. Under this Policy, directors, officers, and employees are subject to certain trading blackout periods which will normally be instituted by the Chief Executive Officer or Chief Financial Officer. If a question arises regarding the Company’s Insider Trading Policy, the director, officer, or employee should consult with the Company’s Chief Financial Officer who serves as the Compliance Officer for purposes of the policy.

10. Payments to Government Personnel.

Many federal, state and foreign jurisdictions have certain rules governing payments to government personnel.

For example, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Under the Act, it is strictly prohibited to make illegal payments to government officials of any country.

Further, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel.  The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense.

11. Discrimination and Harassment.

The Company provides equal opportunities in all aspects of employment and does not tolerate any illegal discrimination or harassment of any kind.

12. Health and Safety.

The Company desires to provide a clean, safe and healthy work environment to all employees. Each person to whom this Code applies is responsible for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe conditions, procedures, or behaviors.

13. Reporting and Enforcement.

13.1           The Board and the Audit Committee are responsible for applying this Code to specific situations in which questions are presented to either the Board or Audit Committee, and have the authority to interpret this Code in any particular situation.  Any person who becomes aware of any existing or potential breach of this Code is required to notify the Chairman of the Board and the Chairman of the Audit Committee promptly.  Failure to do so is itself a breach of this Code.

Specifically, each person must:

(a)	notify the Chairman of the Board and the Chairman of the Audit Committee promptly of any existing or potential violation of this Code; and

(b)	not retaliate against any other person for reports of potential violations that are made in good faith.

All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

13.2           The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

(a)	The Audit Committee will promptly take all appropriate action to investigate any violations reported to it.

(b)
If, after investigating a report of an alleged prohibited action by a director, executive officer, or employee, the Audit Committee determines that a violation of this Code has occurred, it will report such determination to the Board.

(c)
Upon being notified that a violation of this Code has occurred, the Board (by majority decision of members disinterested in the matter) will take or authorize such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee and/or legal counsel, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

13.3           No person following the above procedure shall, as a result of following such procedure, be subject by the Company or any officer or employee thereof to discharge, demotion suspension, threat, harassment or, in any manner, discrimination against such person in terms and conditions of employment.

14. Waivers and Amendments.

Any waiver or an implicit waiver from a provision of this Code for a director, the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, or any amendment to this Code shall be disclosed as required by the SEC and NASDAQ rules.

A “waiver” means the approval by the entire Board of a material departure from a provision of the Code.  An “implicit waiver” means the Company’s failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to a director or an executive officer of the Company. An “amendment” means any amendment to this Code other than minor technical, administrative or other non-substantive amendments hereto.

All persons should note that it is not the Company’s intention to grant or to permit waivers from the requirements of this Code.  The Company expects full compliance with this Code.

15. Other Policies and Procedures.

Any other policy or procedure set out by the Company in writing or made generally known to employees, officers or directors of the Company prior to the date hereof or hereafter are separate requirements and remain in full force and effect.

16. Inquiries.

All inquiries and questions in relation to this Code or its applicability to particular people or situations should be addressed to the Company’s Chief Financial officer.

17. Annual Certification.

Directors, officers and employees are required to annually sign a confirmation that they have read and will comply with this Code.

STELLAR BIOTECHNOLOGIES, INC.
CODE OF ETHICS AND BUSINESS CONDUCT

ACKNOWLEDGEMENT OF RECEIPT AND REVIEW

I acknowledge that I have received and read a copy of the Code of Ethics and Business Conduct (the “Code”) of Stellar Biotechnologies, Inc. I understand the contents of the Code and I agree to comply with the policies and procedures set out in the Code.

I understand that I should approach the Chief Financial Officer if I have any questions about the Code generally or any questions about reporting a suspected conflict of interest or other violation of the Code.

By signing this acknowledgement I am indicating that I have read and will abide by the Code of Stellar Biotechnologies, Inc.

DATED this ___________ day of ____________________________, 2014.

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Schedule A-1